Filed Pursuant to Rule 433

Registration Statement No. 333-277223

Dated August 3, 2026

PECO Energy Company

$750,000,000 First and Refunding Mortgage Bonds 5.000% Series Due 2031

Pricing Term Sheet

Issuer:	PECO Energy Company
Ratings:[1]	A1 (Moody’s); A (S&P)
Securities:	First and Refunding Mortgage Bonds
Trade Date:	August 3, 2026
Settlement Date**:	August 10, 2026 (T+5)
Principal Amount:	$750,000,000
Maturity:	September 1, 2031
Coupon:	5.000%
Benchmark Treasury:	4.375% due July 31, 2031
Benchmark Treasury Price and Yield:	99-27+ / 4.407%
Spread to Benchmark Treasury:	+60 basis points
Yield to Maturity:	5.007%
Public Offering Price:	99.965%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2027
Optional Redemption Provisions:

At any time prior to August 1, 2031 (one month prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the bonds to be redeemed, plus, in each case, accrued and unpaid interest to the redemption date.

At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

CUSIP:	693304 BK2
ISIN:	US693304BK26
Joint Book-Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC MUFG Securities Americas Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. Mizuho Securities USA LLC
Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC Multi-Bank Securities, Inc. Roberts & Ryan, Inc.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about August 10, 2026, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1(a) of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds any day prior to the business day preceding the settlement date will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674, J.P. Morgan Securities LLC collect at (212) 834-4533, MUFG Securities Americas Inc. toll-free at (877) 649-6848, PNC Capital Markets LLC, toll-free at (855) 881-0697, and Scotia Capital (USA) Inc., toll-free at (800) 372-3930.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.